U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                 STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1.   Name and Address of Reporting Person*

  Bristol Consulting Ltd.
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   (Last)                           (First)             (Middle)

    7101 Shore Road Suite 3J

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                                    (Street)

         Brooklyn,                  NY               11029
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

    Accident Prevention Plus, Inc.  ("ACPL")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

     December 2002
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5.   If Amendment, Date of Original (Month/Year)

     n/a
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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     []  Director                             [X]  10% Owner
     [ ]  Officer (give title below)          [ ]  Other (specify below)

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7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by One Reporting Person
     [_]  Form filed by more than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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ACPL                                 2/20/02                           5,196,337 (A)                      5,196,337
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ACPL                                 4/10/02           J               1,039,267 (A)                      6,235,604  (1)
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ACPL                                 6/25/02           S               20,333    (D)                      6,215,271  (2)
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ACPL                                 6/25/02           S               20,333    (D)                      6,194,938  (3)
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ACPL                                 6/25/02           S               40,667    (D)                      6,154,271  (4)
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ACPL                                 6/25/02           S               25,000    (D)                      6,129,271  (5)
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ACPL                                 6/25/02           S               100,000   (D)                      6,029,271  (6)
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ACPL                                 7/2/02            S               100,000   (D)                      5,929,271  (7)
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ACPL                                12/5/02            D               3,200,000 (D)                      2,729,271  (8)
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

(1) Additional Shares of Common Stock were issued to Bristol Consulting LTD. as a result of the 1.2 forward stock split effective April 10, 2002. (2) Bristol Consulting Ltd. transferred 20,333 of Common Stock at .25 per share to an unrelated third party on behalf of the Issuer, in accordance with the terms of the consulting services agreement between the Issuer and third party, which terms required issuance of shares of Common Stock of the Issuer.(3) Bristol Consulting Ltd. transferred 20,333 of Common Stock at .25 per share to an unrelated third party on behalf of the Issuer, in accordance with the terms of the consulting services agreement between the Issuer and third party, which terms required issuance of shares of Common Stock of the Issuer. (4) ) Bristol Consulting Ltd. transferred 40,667 of Common Stock at .25 per share to an unrelated third party on behalf of the Issuer, in accordance with the terms of the consulting services agreement the Issuer and third party, which terms required issuance of shares of Common Stock of the Issuer (5) Bristol Consulting Ltd. transferred 25,000 of Common Stock at .25 per share to an unrelated third party on behalf of the Issuer, in accordance with the terms of the subscription agreement between the Issuer and third party investor, which terms required issuance of shares of Common Stock of the Issuer. (6) Bristol Consulting Ltd. transferred 100,000 of Common Stock at .25 per share to an unrelated third party on behalf of the Issuer, in accordance with the terms of the subscription agreement between the Issuer and third party investor, which terms required issuance of shares of Common Stock of the Issuer. (7) Bristol Consulting Ltd. transferred 100,000 of Common Stock at .22 per share to an unrelated third party on behalf of the Issuer, in accordance with the terms of the subscription agreement between the Issuer and third party investor, which terms required issuance of shares of Common Stock of the Issuer. (8) Bristol Consulting Ltd. returned to the Issuer 3,200,000 shares of Common Stock pursuant to agreement between the Issuer and Bristol Consulting Ltd., which shares of Common Stock were cancelled and returned to treasury.
                                                                          (Over)
                                                                  SEC 1474(3-99)

Table II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                         9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

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Not applicable
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
Explanation of Responses:



BRISTOL CONSULTING LTD.

By: /s/ Sheldon Friedland, President                       April 10, 2003
---------------------------------------------            -----------------------
Sheldon Friedland, President
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.